FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        May, 2005

Commission File Number:      0-30456

CHARTWELL TECHNOLOGY INC.
(Translation of registrant’s name into English)

Suite 400, 750 – 11th Street SW Calgary, Alberta Canada T2P 3N7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 21, 2005	signed “Don Gleason” Don Gleason, CFO

EXHIBIT INDEX

1	Press Release dated May 26, 2005

EXHIBIT 1

C  h  a  r  t  w  e  l  l     T  e  c  h  n  o  l  o  g   y    Inc.

PRESS RELEASE

Chartwell Acquires Poker Software Developer,
MICROPOWER Corporation

Chartwell Technology Inc.	TSX:CWH

Calgary, Canada, May, 26, 2005, Chartwell Technology Inc. (TSX:CWH), a leading provider of gaming software systems to the online and remote gaming industry is very pleased to announce that it has completed the acquisition of one of the premier online poker software developers, MICROPOWER Corporation of Gibraltar, for approximately $4 million.

MICROPOWER Corp. was founded in 2003 and has quickly established a brand that is synonymous with multi-player poker entertainment. Some of the biggest names in the online and iTV worlds have chosen MICROPOWER poker software including ESPN (Sports Television Network), NTN (iTV Games Network), FHM (UK Men’s Magazine), Easybets and BoDog.com among others.

Chartwell is now able to offer this dynamic, multi-player poker software solution complete with single and multi-table tournament functionality, frequent player points, uploadable player images and integrated player stats plus an array of unique features including live dealers, in-game advertising and three to six table play, all designed to increase player loyalty and length of play. The new poker offering hosts an entire suite of today’s most popular poker card games including Texas Hold’em, Omaha, Omaha Hi/Lo, 7-Card Stud, 7-Card Hi/Lo, 5-Card Stud and 5-Card Draw. As with Chartwell’s casino, mobile, bingo, kiosk and soft-game line-up, the new poker offering is built on an expandable and scalable platform, allowing for the integration of new games as required.

In order to quickly achieve a stronger competitive position in poker software development, Chartwell canvassed numerous acquisition candidates and concluded that the MICROPOWER solution was the best poker software system currently available. The MICROPOWER multi-player poker solution is built around scalability, reliability and security and has been proven in high traffic online environments.

“Growth of the online poker market has been exceptional”, states Darold Parken, President and CEO of Chartwell, “strategic television marketing, passage of the UK Gaming Act and the movement toward further regulation in other jurisdictions will continue to drive the growth of this market. We recognized that, while our overall product suite is very strong, our poker software capabilities needed significant enhancement to quickly capitalize on opportunities. Our acquisition of MICROPOWER provides a huge boost to our software offering and our future development capabilities. This acquisition will provide the impetus for the next phase of Chartwell’s growth. Equal in importance to the new poker software product are the very talented people that Chartwell has gained through this acquisition and it is with great pleasure that I welcome over 20 key development specialists to the Chartwell poker team. The combination of the best available poker product and a talented development team with Chartwell’s trusted brand will enhance the suite of products we are able to offer existing clients as well as provide an exciting opportunity to expand our client base.

Available in all recognized languages, the new Chartwell multi-player poker solution uses the latest in client/server encryption and has been independently certified by the world’s premier game-testing laboratory –TST (Technical Systems Testing). Gameplay is effectively maintained through a robust back office management system complete with all the tools necessary to manage a successful poker game environment. This new poker offering will seamlessly integrate with the Chartwell gaming system and with existing client platforms for stand-alone or community deployment allowing Chartwell to remain a pure software provider to many of the world’s largest gaming brands.

The acquisition terms include contingent consideration based upon certain new MICROPOWER business opportunities. The total contingent consideration will not exceed $500,000 and 55,000 Chartwell shares.

About Chartwell
Chartwell Technology Inc. specializes in the development of leading-edge gaming applications and entertainment content for the Internet and wireless platforms and other remote access devices. Chartwell’s Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell’s team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

Chartwell invites you to preview and play our games at www.chartwelltechnology.com

For further information, please contact:

Chartwell Technology Darold Parken, President and CEO	Chartwell Technology Inc. David Bajwa, Investor Relations
(877) 261-6619 or (403) 261-6619	(877) 669-4180 or (604) 669-4180
dph@chartwelltechnology.com	info@chartwelltechnology.com

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell’s filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.